Exhibit 2.2
SUPERIOR SILVER MINES, INC.
Plan of Domestication
Effective December 21, 2010
RESOLVED, it appearing to be in the best interests of Superior Silver Mines, Inc. (“Superior” or the “Corporation”) and its shareholders to domesticate this Corporation in the State of Nevada, the Board of Directors hereby resolves that the Corporation shall be domesticated in the State of Nevada.
IT IS FURTHER RESOLVED, that such domestication shall be achieved in accordance with the provisions of sections 30-18-501 through 30-18-506 Idaho Code, as well as the provisions of section 92A.270 of the Nevada Revised Statutes.
ITS IS FURTHER RESOLVED, that the Plan Of Domestication shall be, and it hereby is:
(a) The name of the domesticating entity is Superior Silver Mines, Inc., the type of entity being a corporation;
(b) The name of the domesticated entity is Superior Silver Mines, Inc., with its jurisdiction of organization the State of Nevada;
(c) The manner of converting the interests in the domesticating entity, namely Superior Silver Mines, Inc., an Idaho corporation, into interests of Superior Silver Mines, Inc., a Nevada corporation, shall be by converting the issued and outstanding shares in the Idaho corporation into the same number of shares in the Nevada corporation, with the identity and shareholdings of each shareholder remaining unchanged, and the capitalization of the corporation remaining unchanged;
(d) The proposed public organic document of the domesticated entity, that is, of the Nevada corporation, are Articles of Incorporation, a copy of the same being attached hereto as Exhibit A;
(e) The full text of the private organic rules of the Nevada corporation, that is, the by-laws, are attached hereto as Exhibit B; and
(f) The Articles Of Domestication of the corporation, to comply with the provisions of Nevada Revised Statutes section 92A.270, are attached hereto as Exhibit C.